

PRESS RELEASE

Crescent Point Announces Sale of Saskatchewan Gas Infrastructure Assets for $500 Million

November 14, 2019 Calgary, AB

Crescent Point

Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce that it has entered into a definitive agreement (the “Agreement”) to sell certain associated gas infrastructure assets (the “Assets”) in Saskatchewan to Steel Reef Infrastructure Corp. (“Steel Reef” or the “Purchaser”) for total cash consideration of $500 million.

“Through the sale of these gas infrastructure assets, we will unlock value for our shareholders and further strengthen our financial position. We have now entered into agreements to sell, or have sold, in aggregate approximately $1.45 billion of assets in 2019,” said Craig Bryksa, President and CEO of Crescent Point. “This sale is also aligned with our strategy, as it allows us to further focus on our core competencies to strengthen our corporate returns.”

DISPOSITION METRICS AND TERMS

Through the sale of the Assets, Crescent Point will monetize nine natural gas gathering and processing facilities and two gas sales pipelines currently in operation within Saskatchewan. These gas processing facilities and associated sales gas lines have a total throughput capacity of more than 90 MMcf/d. The Assets do not include any oil-related infrastructure.

Under the terms of the Agreement, the Company will enter into certain long-term take-or-pay commitments with Steel Reef in exchange for Steel Reef granting Crescent Point processing rights at the facilities. The expected annual cash flow to the Purchaser is estimated at approximately $47 million, excluding cash flow from third parties. Steel Reef, an established midstream company with other gas processing assets in Saskatchewan and a strong track record of environmental, health and safety performance, will operate the Assets.

As part of the Agreement, Steel Reef has committed to fund an upcoming 12 MMcf/d expansion of one of the gas processing facilities, reducing the need for capital that would otherwise be required by Crescent Point. Steel Reef’s cost to construct this expansion is estimated to be approximately $30 million, which will be in addition to the purchase price of $500 million. This facility expansion is expected to begin in 2020 and be completed within approximately 12 to 18 months following closing of the Asset sale. The expansion is expected to further enhance sales volumes while also reducing the facility’s emissions intensity.

RBC Capital Markets acted as exclusive financial advisor to the Company on this sale. GMP FirstEnergy represented Crescent Point as its strategic advisor. The transaction is expected to close in first quarter 2020, subject to customary closing conditions and regulatory approvals.

Crescent Point is also pleased to report that it continues to advance negotiations for third party development of a new sales oil pipeline. This pipeline is expected to enhance the Company’s market access and realized pricing for its southeast Saskatchewan oil production. Management expects that the new sales oil pipeline will take approximately 12 months to construct and bring in service, once an agreement is finalized.

USE OF PROCEEDS AND BALANCE SHEET STRENGTH

Crescent Point’s disciplined capital allocation is centered on returns with a priority on continued balance sheet strength.

Upon closing of the sale of the Assets, the Company expects that its net debt will be reduced from approximately $2.8 billion at year-end 2019 to approximately $2.3 billion while also reducing Crescent Point’s net debt to adjusted funds flow ratio by approximately 0.3 times. The Company continues to retain significant liquidity and unutilized credit capacity with no material near-term debt maturities.

Crescent Point currently expects to allocate approximately $50 million of proceeds from this disposition for additional share repurchases subsequent to closing and subject to market conditions. Given the anticipated timing for closing of the sale of the Assets in first quarter 2020, the Company’s 2019 budget continues to assume a total of approximately $125 million of share repurchases. Crescent Point continues to be active in achieving this 2019 target and has repurchased, for cancellation, approximately 16.3 million shares year-to-date 2019 for total consideration of approximately $83 million, up to and including November 13, 2019.

Crescent Point is a leading North American light oil producer, driven to enhance shareholder returns by cost-effectively developing a focused asset base in a responsible and sustainable manner.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and the Forward-Looking Statements and Other Matters sections of this press release, respectively.

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms "adjusted funds flow", "net debt", and "net debt to adjusted funds flow ratio". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Adjusted funds flow is equivalent to adjusted funds flow from operations. Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of Company's assets and operating areas. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles cash flow from operating activities to adjusted funds flow from operations:

($ millions)	Three months ended September 30		Nine months ended September 30	
	2019	2018 [1]	**2019**	2018 [1]
Cash flow from operating activities	**402.2**	474.1	**1,346.4**	1,388.9
Changes in non-cash working capital	**(21.8)**	(6.2)	**40.9**	(9.3)
Transaction costs	**3.1**	1.4	**4.2**	4.3
Decommissioning expenditures	**5.7**	5.4	**15.5**	20.0
Adjusted funds flow from operations	**389.2**	474.7	**1,407.0**	1,403.9

(1) On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the *Changes in Accounting Policies* section in the Company's MD&A for the period ended September 30, 2019.

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and other current and long-term liabilities, excluding current decommissioning and lease liabilities, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

The following table reconciles long-term debt to net debt:

($ millions)	**September 30, 2019**	September 30, 2018
Long-term debt [1]	**3,578.2**	4,156.2
Accounts payable and accrued liabilities	**525.8**	653.2
Dividends payable	**—**	16.8
Other current and long-term liabilities [2]	**50.9**	18.1
Cash	**(122.9)**	(65.5)
Accounts receivable	**(336.7)**	(455.7)
Prepaids and deposits	**(9.8)**	(7.0)
Long-term investments	**(7.1)**	(20.0)
Excludes:		
Unrealized foreign exchange on translation of hedged US dollar long-term debt	**(318.4)**	(289.2)
Net debt	**3,360.0**	4,006.9

(1) Includes current portion of long-term debt.
(2) Excludes current decommissioning and lease liabilities.

Net debt to adjusted funds flow ratio is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. The ratio of net debt to adjusted funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: Crescent Point's intention to further focus on our core competencies to strengthen our corporate returns; reductions of capital expenditures in 2020; timing of facility expansion and related benefits; timing of the Asset sale closing; negotiations for, benefits from and in service timing of a sales oil pipeline; disciplined capital allocation (and its components); expected net debt and net debt to funds flow ratio following closing of the sale of the Assets; allocation of the proceeds from the sale of the Assets; expected annual cash flow to the Purchaser; and the Company's share repurchase program.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2018 under "Risk Factors", our Management's Discussion and Analysis for the year ended December 31, 2018, under the headings "Risk Factors" and "Forward-Looking Information" and for the quarter ended September 30, 2019 under "Derivatives", "Liquidity and Capital Resources", "Changes in Accounting Policy" and "Outlook". The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2018, under the headings "Capital Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors", "Changes in Accounting Policies" and "Outlook" and are disclosed in the Management's Discussion and Analysis for the quarter ended September 30, 2019 under the headings "Derivatives", "Liquidity and Capital Resources", "Changes in Accounting Policy" and "Outlook". In addition, risk factors include: transaction execution risk; risk related to contracting parties; financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions, including changes in laws and regulations and the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; risks and uncertainties related to all oil and gas interests and operations on tribal lands; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions and dispositions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of Crescent Point. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or

Shant Madian, Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.